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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 17, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:       Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments received on June 10, 2013, regarding the registration statements on Form N-1A for the Trust with respect to Market Vectors Africa Index ETF and Market Vectors Gulf States Index ETF (together, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statements on its behalf. Below, we describe the changes that have been made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please explain to the Staff whether the Adviser has the ability to change a Fund’s concentration policy in light of the Adviser’s affiliation with the Index Provider.
Response 1.	Each Fund’s concentration policy is fundamental and may only be changed with Board and shareholder approval. While these Funds track indices created and maintained by an affiliate of the Adviser, the exemptive relief granted to the Trust requires, among other things, certain separations between the Index Provider, the

Calculation Agent and the Adviser.[1] Specifically, the Self-Indexing Order requires information barriers between employees of the Index Provider, the Calculation Agent and the Adviser with respect to areas of responsibility involving a Fund’s Index or a fund or account that tracks such Index. Employees of the Adviser with responsibility for the management of the Funds are not responsible for each Fund’s respective Index methodology and employees of the Index Provider and Calculation Agent cannot share information with such Adviser employees regarding how each Fund’s Index is formulated, calculated or maintained before such information is publicly disclosed or disseminated.
Comment 2.	The Staff notes that each Fund’s fee and expense table shows net expenses above the expense cap. Please supplementally explain why.
Response 2.	Each Fund’s net expenses are above the expense cap due to expenses incurred by the Fund that are excluded from the expense cap. Excluded expenses are noted in footnote (a) to the fee and expense table and where the expense cap is discussed in more detail in the prospectus.
Comment 3.	Please confirm that the Adviser cannot recoup fees waived or expenses reimbursed.
Response 3.	The Adviser cannot recoup fees waived or expenses reimbursed.
Comment 4.	Please ensure each Fund’s disclosure of principal risks regarding sector concentrations is covered in the “Principal Investment Strategies” section.
Response 4.	We note that the last paragraph of each Fund’s “Principal Investment Strategies” section addresses particular sector concentrations that are addressed in the principal risks disclosure.

[1]	In the Matter of Van Eck Associates Corporation, et al., Release Nos. IC-29455 (October 1, 2010) (notice) and IC-29490 (October 26, 2010) (order) (File No. 812-13624) (the “Self-Indexing Order”).

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

  each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
  neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss

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